------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 1)

                  Under the Securities Exchange Act of 1934

                       Gulf Indonesia Resources Limited
                      ---------------------------------
                               (Name of Issuer)

                                Common Shares
                                -------------
                        (Title of Class of Securities)

                                  402284103
                              ------------------
                                (CUSIP Number)

                                Wayne C. Byers
                                Senior Counsel
                                 Conoco Inc.
                         600 North Dairy Ashford Road
                              Houston, TX 77079
                                (281) 293-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                with a copy to

                              Richard Hall, Esq.
                           Cravath, Swaine & Moore
                               Worldwide Plaza
                              825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                                 May 24, 2002
                       --------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)
------------------------------------------------------------------------------

                                   Page 1 of

CUSIP No. 402284103


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Conoco Inc.
     IRS# 51-0370352

     Conoco Canada Resources Limited
     IRS# 98-0086499
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [_]
        (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, OO
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Conoco Inc. - Delaware
     Conoco Canada Resources Limited - Canada
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                         63,650,000
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         63,650,000

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,650,000
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

                              * See Instructions

     This Amendment amends and supplements the Statement on Schedule 13D filed by Conoco Inc. ("Conoco") and Conoco Canada Resources Limited ("Conoco Canada") with the Securities and Exchange Commission on July 26, 2001, with respect to the common shares, par value $0.01 per share (the "Gulf Indonesia Common Shares"), of Gulf Indonesia Resources Limited, a New Brunswick corporation ("Gulf Indonesia").

ITEM 4.   PURPOSE OF TRANSACTION.

     The following language is inserted after the third paragraph of Item 4:

     On May 24, 2002, Conoco Canada made a proposal (the "Proposal") to a special committee of the board of directors of Gulf Indonesia comprised solely of independent directors (the "Special Committee") to purchase all Gulf Indonesia Common Shares not currently owned by Conoco Canada or its affiliates at a price of $12.50 per Gulf Indonesia Common Share in cash. After making the Proposal, Conoco Canada delivered to the Special Committee a draft support agreement (the "Support Agreement") to give effect to the Proposal.

     After discussions between Conoco, Conoco Canada, the Special Committee and their respective financial and legal advisors in respect of the Proposal, Conoco Canada agreed to a revised proposal price of $13.25 per Gulf Indonesia Common Share in cash (the "Revised Proposal").

     The Special Committee has announced that it will recommend that the full board of directors of Gulf Indonesia approve the Revised Proposal.

     The Revised Proposal is conditioned on, among other things, the approval of the full board of directors of Gulf Indonesia and the execution of a definitive Support Agreement.

     A press release relating to the Revised Proposal and the Special Committee's recommendation in respect thereto has been issued by Conoco Canada and Gulf Indonesia and is filed herewith as Exhibit 3 and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 3      Press Release, dated May 28, 2002.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date:  May 28, 2002

                                        CONOCO INC.


                                        by: /s/ Sigmund L. Cornelius
                                            ----------------------------------
                                            Name:  Sigmund L. Cornelius
                                            Title: Vice President and
                                                   Treasurer


                                        CONOCO CANADA RESOURCES LIMITED


                                        by: /S/ Henry Sykes
                                            ----------------------------------
                                            Name:  Henry Sykes
                                            Title: President

                                 EXHIBIT INDEX

Exhibit No.              Description
-----------              -----------

Exhibit 3                Press Release, dated May 28, 2002.